U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[ ] Form 1O-K [ ] Form 11-K [X ] Form 10-Q [ ] Form N-SAR For Period Ended:

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  June 30, 1998

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

         Full Name of Registrant:       VITECH AMERICA, INC.

         Former Name if Applicable:     Not Applicable

         8807 Northwest 23rd Street
         --------------------------
         Address of Principal Executive Office (Street and Number)

         Miami, Florida 33172
         --------------------
         City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


         The Form 10-Q could not be filed within the prescribed time period because of additional time required by the Registrant's management to provide certain information in such Form 10-Q.



Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

         Edward Kelly                 (305)                 477-1161
         -----------------------------------------------------------------
         (Name)                       (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [x] Yes                          [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes                          [  ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Vitech America, Inc.
                              --------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 14, 1998                     VITECH AMERICA, INC.


                                             By:   /s/ Edward A. Kelly
                                                   -------------------
                                                      Edward A. Kelly

Attachment to Part IV - Other Information

         (3) For the first six months of 1998, sales rose 80% to $72.4 million from $40.3 million in the same period of 1997. Net income for the six months was $7.0 million, up 55% over the $4.5 million in the first six months last year. Earnings per share for the first six months of 1998 grew 48% to $0.57 per share, diluted, as compared to the $0.38 per share, diluted, in 1997. Earnings per share for the first six months of 1998 and 1997 reflect a 10% stock dividend distributed in July 1998.

                  For the second quarter of 1998, ended June 30, sales rose 66% to $38.6 million, from $23.3 million in the same quarter of 1997. Net income for the second quarter increased 43% to $3.9 million, over the $2.7 million reported in the same quarter last year. Earnings per share for the second quarter of 1998 grew 36% to $0.32 per share, diluted, as compared to $0.23 per share, diluted. Earnings per share for the second quarter of 1998 and 1997 reflect a 10% stock dividend distributed in July of 1998.